                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                               Owosso Corporation
                               -------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                   691217 10 3
                                 --------------
                                 (CUSIP Number)

        Mr. George B. Lemmon, Jr., President and Chief Executive Officer
                                22543 Fisher Road
                               Watertown, NY 13601
                                  315-782-5910
        -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  July 3, 2002
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |X|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  Page 1 of 5


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CUSIP No. 691217 10 3              SCHEDULE 13D                   Page 2 of 5
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    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         George B. Lemmon, Jr.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
    3    SEC USE ONLY
--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER                         432,750
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER                       217,538
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER                    432,750
PERSON WITH    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER                  217,538
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          650,288
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                     [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          10.8%
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   14e    TYPE OF REPORTING PERSON

          IN
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                                  Page 2 of 5


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CUSIP No. 691217 10 3              SCHEDULE 13D                   Page 3 of 5
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ITEM 1. SECURITY AND ISSUER.

                  Title of Class of Equity Securities:        Common Stock

                  Name of Issuer:   Owosso Corporation

                  Address of Issuer's Principal Executive Offices:
                                                             22543 Fisher Road
                                                             Watertown, NY 13601

ITEM 2. IDENTITY AND BACKGROUND.

                  (a) Name:                George B. Lemmon, Jr.

                  (b) Business Address:    The Triad Building
                                           2200 Renaissance Boulevard, Suite 150
                                           King of Prussia, PA 19406

                  (c) Present Principal Occupation:
                  Mr. Lemmon is the President and Chief Executive Officer of the Issuer. He is also a member of the board of directors of the Issuer.

                  The principal business of the Issuer is the manufacture of engineered component products, specifically fractional and integral horsepower motors.

                  (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding: No

                  (e) Whether or not, during the last five years, such person was a party to a civil proceeding and as a result was or is subject to an enjoinment with respect to federal or state securities laws: No

                  (f) Citizenship: United States of America

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Mr. Lemmon purchased 178,643 shares of Common Stock at a per share price of $.40 for an aggregate purchase price of $71,457.20. Mr. Lemmon borrowed the funds to purchase the shares from the George B. Lemmon Irrevocable Agreement of Trust dated September 22, 1983, a trust of which Mr. Lemmon is a beneficiary.





                                  SCHEDULE 13D



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CUSIP No. 691217 10 3              SCHEDULE 13D                   Page 4 of 5
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ITEM 4. PURPOSE OF TRANSACTION.

                  The Shares were acquired for investment purposes. However, Mr. Lemmon may hold talks or discussions with various parties including the Issuer's board of directors and other shareholders on a variety of possible subjects regarding ways to increase shareholder value. Some of the suggestions Mr. Lemmon might make may affect control of the Issuer or may relate to one or more of the following: the merger, acquisition or liquidation of the Issuer, the sale or transfer of the assets of the Issuer, a change in the composition of the board of directors of the Issuer, a change in the present capitalization of the Issuer or a change in the Issuer's charter or bylaws. At this time, no understandings or agreements have been made. Subject to market, general economic and other conditions as well as other factors deemed relevant by Mr. Lemmon, he may, directly or indirectly acquire beneficial ownership of additional Shares of the Issuer in open-market transactions or privately negotiated transactions. Mr. Lemmon is a member of the board of directors and an officer of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

                  (a) Aggregate Number and Percentage of Common Stock
                  Mr. Lemmon is the beneficial owner of 650,288 shares of Common Stock which is 10.8% of the outstanding shares of Common Stock of the Issuer. The 650,288 shares includes 125,200 shares of common stock purchasable upon the exercise of stock options.

                  (b) Number of Shares as to Which the Reporting Person has:

                           (i)      Sole Power to Vote or Direct the Vote:
                                    432,750

                           (ii)     Shared Power to Vote or to Direct the Vote:
                                    217,538

                           (iii)    Sole Power to Dispose or to Direct the
                                    Disposition: 432,750

                           (iv)     Shared Power to Dispose or Direct the
                                    Disposition:  217,538

                           Mr. Lemmon owns 217,538 shares of Common Stock
                  jointly with Elise H. Lemmon, his wife. Mrs. Lemmon is a homemaker who resides at 2000 Montgomery Avenue in Villanova, Pennsylvania During the last five years, Mrs. Lemmon has not been convicted in a criminal proceeding and has not been subject to an enjoinment with respect to federal or state securities laws as the result of a civil proceeding. She is a citizen of the United States.

                  (c) Transactions Effected by the Reporting Person During the Past Sixty Days: Mr. Lemmon purchased 178,643 shares of Common Stock at a purchase price of $.40 per share from Linda Lemmon on July 3, 2002. Mrs. Lemmon received the shares of Common Stock as a beneficiary of the estate of George B. Lemmon, Sr.

                  (d)      Not Applicable

                  (e)      Not Applicable

                                  SCHEDULE 13D



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CUSIP No. 691217 10 3              SCHEDULE 13D                   Page 5 of 5
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER.
                  None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
                  None




                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  July 15, 2002


         /s/ George B. Lemmon, Jr.
--------------------------------------------
         George B. Lemmon, Jr., an individual





Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).